Filed pursuant to Rule 253(g)(2)

File No. 024-11815

This Supplement No. 8, dated January 11, 2023 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated June 28, 2022, of Landa App 3, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain information relating to secondary trading fees of our Shares on the Landa Mobile App.

Secondary Trading Platform Fees

Effective as of January 12, 2023, investors in one or more Series engaging in resales of Shares on the Landa Mobile App via the Secondary Trading Platform will be charged a trading fee (the “Trading Fee”). The Trading Fee, charged pursuant to the Manager’s agreement with the Broker Dealer, was previously paid by the Manager. As of January 12, 2023, the Trading Fee will no longer be paid by the Manager and will be equal to two percent (2%) of the gross proceeds of the transaction charged to the buyer of the Shares and two percent (2%) of the gross proceeds of the transaction charged to the seller of the Shares in such transaction. All Trading Fees will be paid to Dalmore Group LLC, as the broker dealer of the Secondary Trading Platform. Neither the Company nor its Manager will retain any portion of the Trading Fee. The Manager reserves the right to amend this policy, including having the Manager pay Trading Fees on behalf of the investors in the future.